February 24, 2006 Provident Energy Ltd. 800, 112 - 4th Avenue S.W. Calgary, Alberta T2P 0H3

Attention:	The Board of Directors of Provident Energy Ltd.

Re:	Form 51-101F2
Report on Reserves Data by an Independent Qualified Reserves Evaluator
of Provident Energy Ltd. (the “Company”)

Dear Sir:

To the Board of Directors of Provident Energy Ltd. (the “Company”):

1.	We have evaluated the Company’s reserves data as at December 31, 2005. The reserves data consists of the following:

(a) proved and proved plus probable oil and gas reserves estimated as at December 31, 2005 using forecast prices and costs and the related estimated future net revenue; and

(b) proved and proved plus probable oil and gas reserves estimated as at December 31, 2005 using constant prices and costs and the related estimated future net revenue.

2.	The reserves data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”) prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3.	Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement.
An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

Suite 2200, Bow Valley Square 3, 255-5th Avenue S.W., Calgary, Alberta T2P 3G6

Tel: (403) 262-5506 Fax: (403) 233-2744 Email: mcdaniel@mcdan.com Website: www.mcdan.com

4.
The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us, for the year ended December 31, 2005, and identifies the respective portions thereof that we have evaluated, audited and reviewed and reported on to the Company’s management:

		Net Present Value of Future Net Revenue $M
		(before income taxes, 10% discount rate)

Preparation Date of
Evaluation Report	Location of Reserves	Audited	Evaluated	Reviewed	Total

February 24, 2006	Canada	-	966,862	-	966,862

5.	In our opinion, the reserves data evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6.	We have no responsibility to update our report for events and circumstances occurring after the preparation date.

7.	Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

MCDANIEL & ASSOCIATES CONSULTANTS LTD.

“signed by P. A. Welch” _________________________ P. A. Welch, P. Eng. President & Managing Director Calgary, Alberta

3 0 2 F O R T W O R T H C L U B B U I L D I N G	1 0 0 0 L O U I S I A N A
3 0 6 W E S T S E V E N T H S T R E E T	S U I T E 6 2 5
F O R T W O R T H , T E X A S 7 6 1 0 2 - 4 9 8 7	H O U S T O N , T E X A S 7 7 0 0 2 - 5 0 0 8
( 8 1 7 ) 3 3 6 - 2 4 6 1	( 7 1 3 ) 6 5 1 - 9 9 4 4
F A X ( 8 1 7 ) 8 7 7 - 3 7 2 8	F A X ( 7 1 3 ) 6 5 1 - 9 9 8 0

February 27, 2006

Mr. Chris Williamson
BreitBurn Energy Company LP
515 South Flower Street, 48th Floor
Los Angeles, CA 90071

Re:	Reserves Compliance Letter - Form 51-101F2
Evaluation Summary
BreitBurn Energy Company LP Interests
Total Proved and Probable Reserves
East Coyote and Sawtelle Fields, California
As of December 31, 2005

To the board of directors of BreitBurn Energy Company, LP (the “Company”):

1.	In accordance with your request, we have evaluated the Company’s reserves data as of December 31, 2005. The reserves data consist of the following:

	(a)	proved and probable oil and gas reserves estimated as of December 31, 2005 using McDaniel 01/01/2006 forecast prices and costs; and the Company’s Constant prices and costs; and

	(b)	the related estimated future net revenue, as set forth in our report dated February 1, 2006.

2.	The reserves data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the “COGEH”) prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society). However, the presentation format of our report does not contain certain details suggested by the COGEH.

3.
Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGEH.

4.
The following table sets forth the estimated future net revenue (before deduction of taxes) attributed to proved plus probable reserves, estimated using McDaniel 01/01/2006 forecast prices and costs and the Company’s Constant prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2005, and identifies the respective portions thereof that we have evaluated and reported on to the Company’s management:

BreitBurn Energy Company LP
Reserves Compliance Letter
East Coyote and Sawtelle Fields, California
As of December 31, 2005
			Total Proved plus Probable
			Net Present Value of Future
			Net Revenue (before income
			taxes, 10% discount rate)
Description	Preparation Date
of Evaluation	of Report	Location of Reserves	Evaluated, M$ CND

McDaniel Forecast Case	February 1, 2006	East Coyote and Sawtelle	74,513.780
		Fields, California, USA

Company Constant Case	February 1, 2006	East Coyote and Sawtelle	98,677.030
		Fields, California, USA

5.	In our opinion, the reserves data evaluated by us have, in all material respects, been determined and are in accordance with the COGEH.

6.	We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7.	Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

Cawley, Gillespie & Associates, Inc. Fort Worth, Texas / USA February 27, 2006

Robert D. Ravnaas, P.E. Executive Vice President

FORM 51-101F3
REPORT OF MANAGEMENT AND DIRECTORS
ON RESERVES DATA AND OTHER INFORMATION

Terms to which a meaning is ascribed in National Instrument 51-101 have the same meaning herein.

Management of Provident Energy Ltd. (the "Company") are responsible for the preparation and disclosure, or arranging for the preparation and disclosure of information with respect to the Company’s oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a)	(i)	Proved and Proved plus probable oil and gas reserves estimated as at December 31, 2005 using forecast prices and costs; and
	(ii)	the related estimated future net revenue; and
(b)	(i)	proved oil and gas reserves estimated as at December 31, 2005 using constant prices and costs; and
	(ii)	the related estimated future net revenue.

Independent qualified reserves evaluators have evaluated and reviewed the Company’s reserves data. The reports of the independent qualified reserves evaluators will be filed with securities regulatory authorities concurrently with this report.

The Reserves Committee of the board of directors of the Company has

(a)	reviewed the Company’s procedures for providing information to the independent qualified reserves evaluators;

(b)	met with the independent qualified reserves evaluators to determine whether any restrictions affected the ability of the independent qualified reserves evaluators to report without reservation; and

(c)	reviewed the reserves data with management and the independent qualified reserves evaluators.

The Reserves Committee of the board of directors has reviewed the Company’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has, on the recommendation of the Reserves Committee, approved:

(a)	the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(b)	the filing of the reports of the independent qualified reserves evaluators on the reserves data; and

(c)	the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

“signed”

Thomas W. Buchanan
Chief Executive Officer

“signed”

Daniel J. O’Byrne
Executive Vice President, Operations and Chief Operating Officer

“signed”

John B. Zaozirny
Chairman of the Board

“signed”

Jeffrey T. Smith
Director

March 8, 2006

The Board of Directors
BreitBurn Energy Company LP
Suite 4800
515 South Flower Street
Los Angeles, California 90071

RE:          Form 51-101F2
        Report on Reserves Data by an Independent Qualified Reserves Evaluator
                of BreitBurn Energy Company LP.

To the Board of Directors of BreitBurn Energy Company LP (the "Company"):

1)	We have evaluated the Company's reserves data as of December 31, 2005. The reserves data consists of the following:

    (a) Proved and proved plus probable oil and gas reserves estimated as of December 31, 2005, using forecast prices and costs and the related estimated future net revenue; and

    (b) Proved and proved plus probable oil and gas reserves estimated as of December 31, 2005, using constant prices and costs and the related estimated future net revenue.

2)	The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3)	Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4)	The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us, for the year ended December 31, 2005, and identifies the respective portions thereof that we have evaluated and reported on to the Company's management:

Preparation		Net Present Value of Future Net Revenue (CM$)
Date of		(before Income Taxes, 10% Discount Rate)
Evaluation
Report	Location of Reserves	Audited	Evaluated	Reviewed	Total

	California and	-		668,957.1	668,957.1
12-31-2005	Wyoming

5)	In our opinion, the reserves data evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6)	We have no responsibility to update our report for events and circumstances occurring after the preparation date.

7)	Because the reserves data are based on judgments regarding future events, actual results will vary and variations may be material.

Executed as to our report referred to above:

                                                        NETHERLAND, SEWELL & ASSOCIATES, INC.
                                                        Houston, Texas, USA
                                                        March 2, 2006

                                                        Lee E. George, P.E.
                                                        Vice